UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                                (Amendment No.3)

                    Under the Securities Exchange Act of 1934


                          Community Care Services, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   0002039081
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Alan J. Landauer
                               LTTR Home Care, LLC
                                99 Calvert Street
                                  P.O. Box 839
                            Harrison, New York 10528
                                  914-835-4200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 14, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP          0002039081              13D                 Page 2 of 19
     --------------------------                      --------------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   LTTR Home Care LLC;  ID Number:  BTF6529122
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                 N/A
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           BK
--------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e)    |_|

--------------------------------------------------------------------------------

           CITIZENSHIP OR PLACE OF ORGANIZATION

6                                     New York
--------------------------------------------------------------------------------

        NUMBER OF       7       SOLE VOTING POWER
          SHARES
       BENEFICIALLY                                  2,126,250
         OWNED BY       8       SHARED VOTING POWER
           EACH
        REPORTING                                            0
          PERSON        9       SOLE DISPOSITIVE POWER
           WITH
                                                     2,126,250

                       10       SHARED DISPOSITIVE POWER

                                                             0
--------------------------------------------------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                    2,126,250
--------------------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*  |_|

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11             29.46%

           Based upon 7,217,851 shares of common stock outstanding at the close of business on June 15, 1999 as reported in the Issuer's preliminary proxy statement filed with the SEC on June 17, 1999.
--------------------------------------------------------------------------------

           TYPE OF REPORTING PERSON*
14                                                                         OO
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP          0002039081              13D                 Page 3 of 19
     --------------------------                      --------------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Landauer Hospital Supplies Inc.;  ID Number:  135640670

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A
           GROUP*                                  (a) |_|
           N/A                                     (b) |_|
--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*


--------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e)    |_|

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                                                       New York

--------------------------------------------------------------------------------
        NUMBER OF           7       SOLE VOTING POWER
          SHARES                                                      2,091,450
       BENEFICIALLY ------------------------------------------------------------
         OWNED BY           8       SHARED VOTING POWER                       0
           EACH     ------------------------------------------------------------
        REPORTING           9       SOLE DISPOSITIVE POWER                    0
          PERSON
           WITH     ------------------------------------------------------------
                           10       SHARED DISPOSITIVE POWER                 0

--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                    2,091,450
--------------------------------------------------------------------------------

12         CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*  |_|
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11             28.98%

--------------------------------------------------------------------------------
14 Based upon 7,217,851 shares of common stock outstanding at the close of business on June 15, 1999 as reported in the Issuer's preliminary proxy statement filed with the SEC on June 17, 1999.

           TYPE OF REPORTING PERSON*
                                                                             CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP          0002039081              13D                 Page 4 of 19
     --------------------------                      --------------------------
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                                Alan J. Landauer
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                 N/A
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           BK, PF
--------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e)                        |_|

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                            New York
--------------------------------------------------------------------------------
        NUMBER OF           7       SOLE VOTING POWER
          SHARES
       BENEFICIALLY                                           4,279,700
         OWNED BY           ----------------------------------------------------
           EACH             8       SHARED VOTING POWER
        REPORTING                                                      0
          PERSON            ----------------------------------------------------
           WITH             9       SOLE DISPOSITIVE POWER

                                                               2,188,250
                            ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                                                       0
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                4,279,700

--------------------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*  |_|

--------------------------------------------------------------------------------

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11         59.29%

           Based upon 7,217,851 shares of common stock outstanding at the close of business on June 15, 1999 as reported in the Issuer's preliminary proxy statement filed with the SEC on June 17, 1999.
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
                                                                             IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

           This amendment to Schedule 13D is being filed by LTTR Home
Care, LLC ("LTTR") and Alan J. Landauer pursuant to Section 13(d)(2) of the Exchange Act and by Landauer Hospital Supplies Inc. ("LHS") pursuant to 13(d)(1) of the Exchange Act with respect to ownership of shares of common stock, par value $.01 par share (the "Common Stock") of Community Care Services, Inc., a New York corporation (the "Issuer"). Unless otherwise indicated, information set forth in the previous filings remain unchanged.

ITEM 2            IDENTITY AND BACKGROUND

                  Pursuant to Rule 13d-1(k)(2) of Regulation 13D-G of the Rules and Regulations of the Exchange Act, this 13D is being filed jointly on behalf of the following persons: (i) Alan J. Landauer; (ii) LTTR; and (iii) LHS. The information regarding LHS is set forth below. The identity and background of Alan J. Landauer and LTTR remain unchanged from the previous filings.

Name of person filing:                      Landauer Hospital Supplies Inc.

Place of organization:                      New York

Principal business:                         LHS is engaged in the sale
                                            and rental of durable medical
                                            equipment to home care patients.

Address of principal office:                99 Calvert Street
                                            P.O. Box 839
                                            Harrison, New York  10528

Criminal proceedings:                       None

Civil proceedings:                          None

Officers:                                   The names and titles of the officers
                                            and directors of LHS and their
                                            business address and principal
                                            occupations are set forth below.
                                            Each individual listed below is a
                                            United States Citizen.

                                            Name, Business Address              Present Principal Occupation
                                            ----------------------              ----------------------------
                                            Alan J. Landauer                    President and director
                                            LTTR Home Care, LLC                 of LHS; Sole member
                                            99 Calvert Street                   and Managing Director of
                                            P.O. Box 839                        LTTR.
                                            Harrison, New York 10528

                                            Gail A. Landauer                    Secretary and director of
                                            LTTR Home Care, LLC                 LHS.
                                            99 Calvert Street
                                            P.O. Box 839
                                            Harrison, New York 10528

                  During the past 5 years, the two individuals listed above have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violations with respect to such laws.

ITEM 4            PURPOSE OF TRANSACTION

(a) - (j) LHS entered into the Shareholders' Agreement, dated June 14, 1999 (the "Shareholders' Agreement") by and among LHS and Dean L. Sloane, Mary Sloane, Craig V. Sloane, The Sloane Family Foundation and DMJ Management Group, Inc. (the "Sloane Group") at the same time as LHS entered into an Agreement and Plan of Merger, dated June 14, 1999 (the "Merger Agreement") by and among LHS, LHS Merger Sub, Inc. (the "Merger Sub") and the Issuer. For a description of the Shareholders' Agreement, see Item 6 hereof.

                  The Merger Agreement provides for the merger of the Merger Sub with and into Issuer with Issuer being the surviving corporation and a wholly-owned subsidiary of LHS (the "Merger"). Subject to the terms and conditions of the Merger Agreement, upon consummation of the Merger, each share of Common Stock will be converted into the right to receive $1.20 per share in cash. Upon consummation of the Merger the directors and officers of the Merger Sub will become the directors and officers of the Issuer.

                  Under the terms of the Shareholders' Agreement, members of the Sloane Group are obligated to vote their shares of Common Stock (the "Shares") in favor of the Merger and have granted LHS an irrevocable proxy to vote the Shares in favor of the Merger.

ITEM 5            INTERESTS IN SECURITIES OF THE ISSUER

                  LHS

                  The percent of class is based upon 7,217,851 shares of Common Stock outstanding at the close of business on June 15, 1999 as reported in the Issuer's preliminary proxy statement filed with the SEC on June 17, 1999. LHS has been granted irrevocable proxy to vote 2,091,450 shares in favor of the Merger pursuant to the Shareholders' Agreement.

(a)               Amount beneficially owned                            2,091,450
                  Percent of class                                     28.98%
(b)               Number of shares as to which
                  such person has
                  (i)      Sole power to vote or to
                           direct the vote . . . . . . . . . .         2,091,450
                  (ii)     Shared power to vote or to
                           direct the vote . . . . . . . . . .         0
                  (iii)    Sole power to dispose or to
                           direct disposition of . . . . . . .         0
                  (iv)     Shared power to dispose or to
                           direct disposition of . . . . . . .         0
(c)               See Item 6 for a description of the Shareholders' Agreement.

                  ALAN J. LANDAUER

                           The percent of class is based upon 7,217,851 shares
                  of Common Stock outstanding at the close of business on June 15, 1999 as reported in the Issuer's preliminary proxy statement filed with the SEC on June 17, 1999. Mr. Landauer is the sole member and Managing Director of LTTR, and the president, sole shareholder and director of LHS. Mr Landauer is filing this joint statement with LTTR and LHS as a result of his membership interests and positions in such companies and by which he may be deemed to have the power to exercise or direct the exercise of voting and/or dispositive power that (i) LTTR has with respect to 2,126,250 shares of Common Stock owned by LTTR and (ii) LHS has with respect to the 2,091,450 shares of Common Stock for which LHS has been granted an irrevocable proxy to vote such shares in favor of the Merger pursuant to the Shareholders' Agreement. Mr. Landauer also owns of record 62,000 shares of Common Stock.

(a)               Amount beneficially owned                            4,279,700
                  Percent of class                                     59.29%
(b)               Number of shares as to which
                  such person has
                  (i)      Sole power to vote or to
                           direct the vote . . . . . . . . . .         4,279,700
                  (ii)     Shared power to vote or to
                           direct the vote . . . . . . . . . .         0
                  (iii)    Sole power to dispose or to
                           direct disposition of . . . . . . .         2,188,250
                  (iv)     Shared power to dispose or to
                           direct disposition of . . . . . . .         0
(c)               See Item 6 for a description of the Shareholders' Agreement.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

                  As discussed in Item 4 above, LHS and the Sloane Group entered into the Shareholders' Agreement which requires members of the Sloane Group to vote the Shares (i) in favor of the Merger, (ii) against any action or agreement that would result in a breach by the Issuer of the Merger Agreement and (iii) against certain specified actions which are intended, or could reasonably be expected to impede, interfere with, delay, postpone, discourage or materially adversely affect the Merger or the transactions contemplate by the Merger Agreement or the Shareholders' Agreement.

                  The Shareholders' Agreement also provides LHS with an irrevocable proxy to vote the Shares in the manner described above.

                  The Shareholders' Agreement will terminate upon the first to occur of (i) consummation of the Merger, (ii) the termination of the Merger Agreement, or (iii) December 14, 1999.

                  The foregoing description is qualified in its entirety by reference to the Shareholders' Agreement among LHS and members of the Sloane Group which is attached hereto as Exhibit (b) and incorporated herein by reference in its entirety.

ITEM 7            EXHIBITS

(a)      Joint Filing Agreement

(b) Shareholders' Agreement dated June 14, 1999, by and between Landauer Hospital Supplies Inc. and Dean L. Sloane, Mary Sloane, Craig V. Sloane, The Sloane Family Foundation and DMJ Management Group, Inc.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    July 02, 1999

                                            LTTR HOME CARE, LLC



                                            By:\s\ Alan J. Landauer
                                            -----------------------------------
                                            Alan J. Landauer
                                            Managing Director


                                            LANDAUER HOSPITAL SUPPLIES INC.



                                            By:\s\ Alan J. Landauer
                                            -----------------------------------
                                            Alan J. Landauer
                                            President and Chairman of the Board


                                            ALAN J. LANDAUER



                                            \s\ Alan J. Landauer
                                            -----------------------------------
                                            Alan J. Landauer

                              JOINT FILING AGREEMENT                   Exhibit A


         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement of Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.01, of Community Care Services, Inc., a New York corporation, and further agrees that this Joint Filing Agreement be included as an Exhibit to such filings provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.


                                            LTTR HOME CARE, LLC



                                            By:\s\ Alan J. Landauer
                                            -----------------------------------
                                            Alan J. Landauer
                                            Managing Director


                                            LANDAUER HOSPITAL SUPPLIES INC.



                                            By:\s\ Alan J. Landauer
                                            -----------------------------------
                                            Alan J. Landauer
                                            President and Chairman of the Board


                                            ALAN J. LANDAUER



                                            By:\s\ Alan J. Landauer
                                            -----------------------------------
                                            Alan J. Landauer

                                                                      Page 10 of


                           SHAREHOLDERS' AGREEMENT                     Exhibit B


         This Agreement is dated as of June 14, 1999, by and between Landauer Hospital Supplies Inc., a New York corporation (the "Buyer"), and Dean L. Sloane, Mary Sloane, Craig V. Sloane, and The Sloane Family Foundation and DMJ Management Group, Inc., (each, a "Shareholder" and collectively, the "Sloane Group").



         Concurrently herewith, the Buyer and Community Care Services, Inc. (the "Company") are entering into the Merger Agreement, pursuant to which LHS Merger Sub Inc., a wholly owned subsidiary of Buyer ("Transitory Subsidiary") will merge with and into the Company with the shareholders of the Company receiving the Merger Consideration therefor.

         As an inducement and a condition to Buyer entering into the Merger Agreement, the Buyer requires that the Shareholders enter into, and the Shareholders have agreed to enter into, this Agreement with the Buyer.



         In order to implement the foregoing and in consideration of the mutual agreements contained herein, the parties hereby agree as follows:

         1. CERTAIN DEFINITIONS. Capitalized terms used but not defined shall have the meaning set forth in the Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"). The following terms, when used in this Agreement, shall have the following meanings (such definitions to be equally applicable to both singular and plural terms of the terms defined):

         "BENEFICIALLY OWN" or "BENEFICIAL OWNERSHIP" with respect to any securities shall mean having "beneficial ownership" of such securities (as determined pursuant to Rule 13d-3 under the Exchange Act), including pursuant to any agreement, arrangement or understanding, whether or not in writing. Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person shall include securities Beneficially Owned by all other Persons with whom such Person would constitute a "group" as described in Section 13(d)(3) of the Exchange Act.

         "COMPANY COMMON STOCK" means the common stock, $.01 par value per share, of the Company.

         "CONTROL" (including the terms "CONTROLLED BY" and "UNDER COMMON CONTROL WITH") means the possession, directly or indirectly or as a trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock, as a trustee or executor, by contract or credit arrangement or otherwise.

         "EXISTING SHARES" has the meaning ascribed thereto in ss.2(a)(i).

         "LETTER AGREEMENT" means the agreement dated April 5, 1999 by and among LTTR Home Care, LLC, an affiliate of the Buyer, and the members of the Sloane Group.

         "PERMITTED TRANSFEREE" means in the case of any Shareholder, (a) a spouse or lineal descendent (including by adoption and stepchildren), heir, executor, testamentary trustee or legatee of such Shareholder or (b) any trust or estate the beneficiaries of which, or any corporation, limited liability company or partnership, the shareholders, members or partners of which include only the Persons described in clause (a) above or corporation wholly owned by such Persons.

         "SHARES" means the Existing Shares, together with any shares of Company Common Stock acquired of record or beneficially by any Shareholder after the date hereof and prior to the Termination Date, upon any change in the Company Common Stock by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like.

         "SLOANE GROUP" has the meaning ascribed thereto in the introductory paragraph to this Agreement.

         "SHAREHOLDER" has the meaning ascribed thereto in the introductory paragraph to this Agreement.

         "TERMINATION DATE" has the meaning ascribed thereto in ss.9 of this Agreement.

         "TRUSTEE" has the meaning ascribed thereto in ss.2(a)(i) at this Agreement.

         2. REPRESENTATIONS AND WARRANTIES OF SHAREHOLDERS. Each Shareholder hereby, severally and not jointly, represents and warrants to the Buyer as follows:

                  (a) (i) such Shareholder is either (A) the record holder or beneficial owner of or (B) trustee of a trust that is the record holder or beneficial owner of, and whose beneficiaries are the beneficial owners (such trustee, a "Trustee") of the number of shares of Company Common Stock set forth opposite such Shareholder's name on Schedule 1 hereto (the "Existing Shares").

                           (ii) On the date hereof, the Existing Shares set
                  forth opposite such Shareholder's name on Schedule 1 hereto constitute all of the outstanding shares of Company Common Stock owned of record or beneficially by such Shareholder. Such Shareholder does not have record or beneficial ownership of any Shares not set forth in Schedule 1 hereto.

                           (iii) Such Shareholder has sole power of disposition
                  with respect to all of the Existing Shares set forth opposite such Shareholder's name on Schedule 1 hereto and sole voting power with respect to the matters set forth in ss.4 hereof and sole power to demand dissenter's or appraisal rights, in each case with respect to all of the Existing Shares set forth opposite such Shareholder's name on Schedule 1 hereto, with no restrictions on such rights, subject to applicable federal securities laws and the terms of this Agreement.

                  (b) Such Shareholder has the legal capacity, power and authority to enter into and perform all of such Shareholder's obligations under this Agreement. The execution, delivery and performance of this Agreement by such Shareholder will not violate any other agreement to which such Shareholder is a party or by which such Shareholder is bound including, without limitation, any trust agreement, voting agreement, shareholders agreement, voting trust, partnership or other agreement. This Agreement has been duly and validly executed and delivered by such Shareholder and constitutes a valid and binding agreement of such Shareholder, enforceable against such Shareholder in accordance with its terms, except as limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditor's rights generally, (b) general principles of equity, whether such enforceability is considered in a proceeding in equity or at law, and to the discretion of the court before which any proceeding therefore may be brought, or (c) public policy considerations or court decisions which may limit the rights of the parties thereto for indemnification. All necessary consents of any beneficiary of or holder of interest in any trust of which a Shareholder is Trustee to the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been obtained. If such Shareholder is married and such Shares constitute community property, this Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, such Shareholder's spouse, enforceable against such person in accordance with its terms.

                  (c) (i) No filing with, and no permit, authorization, consent or approval of, any state or federal public body or authority is necessary for the execution of this Agreement by such Shareholder and the consummation by such Shareholder of the transactions contemplated hereby and (ii) neither the execution and delivery of this Agreement by such Shareholder nor the consummation by such Shareholder of the transactions contemplated hereby nor compliance by such Shareholder with any of the provisions hereof shall (x) conflict with or result in any breach of any applicable trust, partnership agreement or other agreements applicable to such Shareholder, (y) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which such Shareholder is a party or by which such Shareholder or any of such Shareholder's properties or assets may be bound or
(z) violate any order, writ, injunction, decree, judgment, statute, rule or regulation applicable to such Shareholder or any of such Shareholder's properties or assets.

                  (d) Such Shareholder's Shares and the certificates representing such Shares are now and at all times during the term hereof will be held by such Shareholder, or by a nominee or custodian for the benefit of such Shareholder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever, except for any such encumbrances or proxies arising hereunder.

                  (e) No broker, investment banker, financial adviser or other person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of such Shareholder in his or her capacity as such.

                  (f) Each Shareholder understands and acknowledges that the Buyer is entering into the Merger Agreement in reliance upon such Shareholder's execution and delivery of this
Agreement with the Buyer.

                  (g) No Shareholder has breached any of the provisions of the Letter Agreement.

         3. REPRESENTATIONS AND WARRANTIES OF THE BUYER. The Buyer hereby represents and warrants to the Shareholders as follows:

                  (a) The Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation.

                  (b) The Buyer has all necessary power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance by the Buyer of this Agreement and the consummation by the Buyer of the transactions contemplated hereby have been duly and validly authorized and approved by all required corporate action. This Agreement has been duly executed and delivered by the Buyer, and (assuming due authorization, execution and delivery by the Shareholders) constitutes a valid and binding obligation of the Buyer, enforceable against it in accordance with its terms, except as limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditor's rights generally, (b) general principles of equity, whether such enforceability is considered in a proceeding in equity or at law, and to the discretion of the court before which any proceeding therefor may be brought, or (c) public policy considerations or court decisions which may limit the rights of the parties thereto for indemnification.

                  (c) The execution and delivery of this Agreement does not, and the consummation by the Buyer of the transactions contemplated by this Agreement and compliance by the Buyer with the provisions of this Agreement will not, conflict with, or result in any breach or violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of or "put" right with respect to any obligation or to loss of a material benefit under, or result in the creation of any lien upon any of the properties or assets of the Buyer under, (i) the articles of organization of the Buyer, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to the Buyer or its properties or assets or (iii) any judgment, order, decree, statute, law, ordinance, rule, regulation or arbitration award applicable to the Buyer or its properties or assets. No consent, approval, order or authorization of, or registration, declaration or filing with, or notice to, any state or federal public body or authority is required by or with respect to the Buyer in connection with the execution and delivery of this Agreement by the Buyer or the consummation by the Buyer of any of the transactions contemplated by this Agreement.

         4.       AGREEMENT TO VOTE; PROXY

                  (a) Each Shareholder hereby agrees that, until the Termination Date (as defined in Section 9), at any meeting of the shareholders of the Company, however called, or in connection with any written consent of the Company's shareholders, such Shareholder shall vote (or cause to be voted) the Shares held of record or beneficially by him (i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and this Agreement and any actions required in furtherance hereof and thereof; (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement; and (iii) against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement or any such actions identified in writing by the Buyer in advance): (A) any extraordinary corporate transaction, including, without limitation, a merger, consolidation or other business combination involving the Company or its Subsidiaries; (B) a sale, lease or transfer of a material amount of assets of the Company or its Subsidiaries or a reorganization, recapitalization, dissolution or liquidation of the Company or its Subsidiaries; (C) any change in the majority of the board of directors of the Company; (D) any material change in the present capitalization of the Company or any amendment of the Company's certificate of incorporation or by-laws; (E) any other material change in the Company's corporate structure or business; or (F) any other action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or materially adversely affect the Merger or the transactions contemplated by the Merger Agreement or this Agreement. No Shareholder shall enter into any agreement or understanding with any person or entity to vote or give instructions in any manner inconsistent with clauses (i),
(ii) or (iii) of the preceding sentence.

                  (b)      EACH SHAREHOLDER HEREBY GRANTS TO, AND APPOINTS,
THE BUYER AND ANY DESIGNEE OF THE BUYER, EACH OF THEM INDIVIDUALLY, SUCH SHAREHOLDER'S IRREVOCABLE (UNTIL THE TERMINATION DATE) PROXY AND ATTORNEY-IN-FACT (WITH FULL POWER OF SUBSTITUTION) TO VOTE THE SHARES AS SET FORTH IN ss. 4 (a) ABOVE. EACH SHAREHOLDER INTENDS THIS PROXY TO BE IRREVOCABLE (UNTIL THE TERMINATION DATE) AND COUPLED WITH AN INTEREST AND WILL TAKE SUCH FURTHER ACTION AND EXECUTE SUCH OTHER INSTRUMENTS AS MAY BE NECESSARY TO EFFECTUATE THE INTENT OF THIS PROXY AND HEREBY REVOKES ANY PROXY PREVIOUSLY GRANTED BY SUCH SHAREHOLDER WITH RESPECT TO SUCH SHAREHOLDER'S SHARES.

         5. CERTAIN COVENANTS OF SHAREHOLDERS. Except in accordance with the terms of this Agreement, each Shareholder hereby covenants and agrees as follows:

                  (a) Prior to the Termination Date, no Shareholder shall, in his capacity as such, directly or indirectly (including through advisors, agents or other intermediaries), solicit (including by way of furnishing information) or respond to any inquiries or the making of any proposal by any person or entity (other than the Buyer or any Affiliate thereof) with respect to the Company that constitutes or could reasonably be expected to lead to or encourage the submission of any proposal or offer from any Person relating to the acquisition of all or substantially all of the capital stock or assets of any of the Company and its Subsidiaries (including any acquisition structured as a merger, consolidation or share exchange); PROVIDED, HOWEVER, that the foregoing shall not restrict such Shareholder from taking any actions in such Shareholder's capacity as a director of the Company. If any Shareholder in his capacity as such receives any such inquiry or proposal, then such Shareholder shall promptly inform the Buyer of the material terms and conditions, if any, of such inquiry or proposal and the identity of the person making it. Each Shareholder, in his capacity as such, will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing.

                  (b) Prior to the Termination Date, no Shareholder shall, directly or indirectly (i) except pursuant to the terms of the Merger Agreement or this Agreement, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, enforce or permit the execution of the provisions of any redemption agreement with the Company or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, or exercise any discretionary powers to distribute, any or all of such Shareholder's Shares or any interest therein, including any trust income or principal, except in each case to a Permitted Transferee who is or agrees to become bound by this Agreement; (ii) except as contemplated hereby, grant any proxies or powers of attorney with respect to any Shares, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares; or (iii) take any action that would make any representation or warranty of such Shareholder contained herein untrue or incorrect or have the effect of preventing or disabling such Shareholder from performing such Shareholder's obligations under this Agreement.

                  (c) Each Shareholder hereby (i) waives any rights of appraisal or rights to dissent from the Merger that such Shareholder may have and (ii) agrees not to exercise any such rights.

         6. FURTHER ASSURANCES. From time to time, at the other party's request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

         7. CERTAIN EVENTS. Each Shareholder agrees that this Agreement and the obligations hereunder shall attach to such Shareholder's Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise, including without limitation such Shareholder's heirs, guardians, administrators or successors or as a result of any divorce.

         8. STOP TRANSFER. Each Shareholder agrees with, and covenants to, the Buyer that he shall not request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of such Shareholder's Shares, unless such transfer is made in compliance with this Agreement.

         9. TERMINATION. The obligations of the Shareholders and the irrevocable proxy contained in ss.4(b) of this Agreement shall terminate upon the first to occur of (a) six (6) months after the date hereof, (b) the Effective Time and
(c) the date the Merger Agreement is terminated in accordance with its terms (the "Termination Date"). None of the representations, warranties, covenants or other agreements under this Agreement shall survive the Effective Time.

         10.      MISCELLANEOUS.

                  (a) NOTICES. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received if so given) by hand delivery, telegram, telex or telecopy, or by mail (registered or certified mail, postage prepaid, return receipt requested) or by any courier service providing proof of delivery. All communications hereunder shall be delivered to the respective parties at the following addresses:

                  If to the Shareholders:    Dean L. Sloane
                                             Community Medical Transport, Inc.
                                             4 Gannett Drive
                                             White Plains, New York  10604
                                             Phone: (914) 697-9233
                                             Fax: (914) 697-9255


                  copy to:                   Rosenman & Colin
                                             575 Madison Avenue
                                             New York, New York 10022
                                             Attn:  Joseph L. Getraer
                                             Phone:  (212) 940-8820
                                             Fax:  (212) 894-5820

                  If to the Buyer:           Landauer Hospital Supplies, Inc.
                                             99 Calvert Street
                                             P.O. Box 839
                                             Harrison, New York 10528
                                             Attn:  Alan J. Landauer
                                             Phone:  (914) 835-4301
                                             Fax:  (914) 835-5394

                  copy to:                   Thacher Proffitt & Wood
                                             Two World Trade Center
                                             New York, New York 10048
                                             Attention:  Thomas N. Talley
                                             Phone:  (212) 912-7645
                                             Fax:  (212) 432-7152
or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

                  (b) WAIVER. At any time prior to the Effective Time, any party hereto may, with respect to any other party hereto, (i) extend the time for the performance of any of the obligations or other acts, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (iii) waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

                  (c) HEADINGS. The headings contained in this Agreement are for the convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this
Agreement.

                  (d) SEVERABILITY. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by the Merger Agreement is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the party hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner.

                  (e) ENTIRE AGREEMENT. This Agreement, including all exhibits and schedules hereto, constitutes the entire agreement and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

                  (f) SUCCESSION AND ASSIGNMENT. Neither this Agreement nor any of the rights or obligations hereunder may be assigned by any party (whether by operation of law or otherwise) without the prior written consent of the other party hereto. Subject to the preceding sentence, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, and no other Person shall have any right, benefit or obligation under this Agreement as a third party beneficiary or otherwise.

                  (g) SPECIFIC PERFORMANCE. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties hereto shall be entitled to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

                  (h) RIGHTS AND REMEDIES. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

                  (i) DIRECTOR'S FIDUCIARY DUTY. Notwithstanding anything herein to the contrary, no Person executing this Agreement who is, or becomes during the term hereof, a director of the Company makes any agreement or understanding herein in his or her capacity as such director, and the agreements set forth herein shall in no way restrict any director in the exercise of his or her fiduciary duties as a director of the Company. Each Shareholder has executed this Agreement solely in such Shareholder's capacity as the record or beneficial holder of such Shareholder's Shares or as the trustee of a trust whose beneficiaries are the beneficial owners of such Shareholder's Shares.

                  (j) EXPENSES. Each party agrees to bear its own expenses in connection with the transactions contemplated hereby.

                  (k) GOVERNING LAW. This Agreement shall be governed and construed in accordance with the laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than the State of New York.

                  (l) TRIAL BY JURY. EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT AND FOR ANY COUNTERCLAIM THEREIN.

                  (m) COUNTERPARTS. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.


                             *          *          *

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                                          LANDAUER HOSPITAL SUPPLIES, INC.


                                          By: \s\ Alan J. Landauer
                                            ----------------------------------
                                              Name:    Alan J. Landauer
                                              Title:   Chairman


                                          THE SLOANE GROUP


                                          \s\ Dean L. Sloane
                                          ----------------------------------
                                          Dean L. Sloane


                                          \s\ Mary Sloane
                                          ----------------------------------
                                          Mary Sloane


                                          \s\ Craig V. Sloane
                                          ----------------------------------
                                          Craig V. Sloane


                                          The Sloane Family Foundation


                                          By: \s\ Dean L. Sloane
                                            ----------------------------------
                                            Dean L. Sloane, Trustee


                                          DMJ Management Group, Inc.


                                          By: \s\ Deane L. Sloane
                                            ----------------------------------
                                               Dean L. Sloane, President

                                   Schedule 1



      Name                                        Number of Shares
      ----                                        ----------------
Dean L. Sloane                                      1,313,000
Mary Sloane                                           100,000
Craig V. Sloane                                       428,450
The Sloane Family Foundation                          175,000
DMJ Management Group, Inc.                             75,000
                                                    ---------
     Total                                          2,091,450